Mail Stop 3030

February 23, 2009

Via U.S. Mail and Fax (310) 643-7457

Melvin Gagerman
Chief Financial Officer
Aura Systems, Inc.
2330 Utah Avenue.
El Segundo, California 90245

> **Re:** **Aura Systems, Inc.**
> **Form 10-K for the fiscal year ended February 29, 2008**
> **Filed June 13, 2008**
> **File No. 000-17249**

Dear Mr. Gagerman:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended February 29, 2008

Item 7. Mangement's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Policies

Inventory Valuation and Classification, page 21

1.   We see from F-22 that the reserve for obsolete inventories decreased by $596,650 and $1,070,296 for the fiscal years ended February 29, 2008 and February 28, 2006, respectively. Please note that under SAB Topic 5BB, a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Please tell us and revise future filings to disclose the reasons for the increases and decreases in your inventory reserve account. Tell us how the changes in the reserve are consistent with U.S. GAAP. You should also expand your disclosure in future filings to discuss the nature of the impaired inventory and the plans for its disposition (sale, scrap, etc…)

Long Term Investments, page 22

2.   We note the reference to your accounting policy for long-term investments. We do not see where long-term investments are recorded on your consolidated balance sheet. Please revise the financial statements in future filings to make appropriate disclosure about long-term investments under SFAS 115.

Liquidity and Capital Resources, page 24

3.   We see that you have continued to experience recurring operating losses and negative cash flows. We also note that you will need significant additional capital to fund your business. Please expand the disclosure in this section to discuss the following:

- ·   Your plan of operation for the next twelve months, including any expected financings;
- ·   The effect of the current economic conditions on your operating plans;
- ·   A summary of any product research and development that you will perform for the term of the plan;
- ·   An indication of the amount of cash that will be required to effectively market your product;
- ·   Any expected purchase or sale of plant and significant equipment; and
- ·   Any expected significant changes in the number of employees.

Refer to Item 303 of Regulation S-K.
Item 9A(T). Controls and Procedures, page 27

4. It does not appear that your management has completed its assessment of internal control over financial reporting as of February 29, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. Otherwise, please amend to provide management's assessment of internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

· the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

· the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

· the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

5.   In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-2

6.   We see from Note 5 that you have convertible debt outstanding. In future filings please revise to appropriately label and separately disclose convertible debt on the face of the balance sheet.

Note 1 – Organization and Operations

Chapter 11 reorganization, page F-7

7.   We note that you filed for protection under Chapter 11 of the U.S. Bankruptcy Code in June 2005 and you emerged under a court-approved plan of reorganization on January 31, 2006. Tell us your consideration of AICPA Statement of Position (SOP) 90-7, "Financial Reporting for Entities in Reorganization Under the Bankruptcy Code" and whether you are required to follow the accounting and disclosure requirements of this SOP. If SOP 90-7 applies to you, tell us how you have complied with the provisions of this SOP. In your response please include a discussion of the following:

·   Tell us your consideration of fresh-start reporting as of the emergence date. Refer to paragraph 36 of SOP 90-7.

·   Tell us how you have applied the principles in paragraph 38 and 39 of SOP 90-7. Discuss how you determined your "reorganization value" and how this value was allocated to the opening balances as of January 31, 2006. Provide the reconciliation between your pre-bankruptcy balances and your post-bankruptcy reorganization value.

·   Tell us how the financial statements of the entity as of and for the period immediately preceding the date of emergence reflect all activity through that date in conformity with the guidance in paragraphs 21 through 34 of SOP 90-7.

·   Note that the adoption of fresh-start reporting results in a new reporting entity with no beginning retained earnings or deficit. As such, tell us why you did not eliminate your accumulated deficit once you emerged from bankruptcy.

·   Fresh-start financial statements prepared by entities emerging from Chapter 11 will not be comparable with those prepared before their plans were confirmed because they are, in effect, those of a new entity. Thus, comparative financial statements that straddle a confirmation date should not be presented. Tell us why you have not separated your Consolidated Balance Sheet and Consolidated Statement of Operations for the stub-period ended January 31, 2006 between successor and predecessor companies. Refer to paragraph 40 of SOP 90-7.

·   Tell us why your auditors do not reference the successor and predecessor periods and how the basis for the carrying values is not comparable between the periods in their audit report.

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

8.   You state that your revenue practices conform to SAB 104 and you list the four basic criteria from that guidance. Please expand to more specifically describe how you apply each of the criteria in your circumstances. For instance, describe what you consider to be pervasive evidence of a sale, clarify when title passes in your specific arrangements and identify when you consider delivery to have occurred.

9.   You disclose on page 21 that "because sales are currently in limited volume and many sales are for evaluative purposes, [you] have not booked a general reserve for returns." Tell us about the return rights that you offer to your customers. If products can be returned and you cannot estimate the returns, then tell us why it is appropriate to recognize the sale at delivery. Refer to SAB Topic 13A4.

10.   Tell us and revise future filings to explain how any significant terms of your arrangements with customers, such as, post delivery obligations, refund rights, customer acceptance, discounts, bill and hold, etc., would impact the amount and timing of revenue recognized. If you provide customers with a product warranty, disclose how you account for that obligation and, if material, provide the roll-forward required by paragraph 14 of FIN 45.

Note 3 - Inventories, page F-12

11.   Please provide us a summary of your inventory broken out by the three "subsystems." That is, please tell us how much of the inventory relates to the generator, the ECU and the mounting brackets and supporting components. Provide the cost basis and the associated reserve.

12.   We note that some of your inventory dates back several years and some will not be realized in the current year. Since inventories are usually are converted into cash within one year or operating cycle, and are adjusted to reflect the lower of cost or market, they are typically classified as current assets. Provide us your analysis of how the carrying amount of your inventory is recoverable. Please provide objectively verifiable evidence of recoverability, including a detailed aging of your inventory accounts by major type as of February 28, 2008 and November 30, 2008. Please also cite the accounting literature on which you are relying on to support the classification of long-term inventory.

13.   As a related matter, when recording inventory at lower of cost or market, market is defined as replacement cost or net realizable value. We note your disclosure on page 21 that existing finished goods can be upgraded to the current model with a small amount of materials and manpower. In addition, we see from page 22 that systems are being sold at lower margins to reduce inventory of 5KW systems. Please tell us how these circumstances have been considered in recording your inventory at lower of cost or market.

14.   Tell us and revise future filings to disclose what constitutes "Discount on long term inventory." Describe how this is different from the reserve for product obsolescence.

15.   We also note that you are still purchasing inventory and the total amount of inventory held has not changed from period to period. Since you have excess inventory on hand, please tell us why you continue to buy additional inventory. Similarly, considering your cash needs, tell us why you are not liquidating your excess inventory rather than purchasing new inventory. Tell us how this was considered in determining whether excess inventory is impaired.

Note 9 – Stockholder's Equity, page F-15

Common Stock, page F-15

16.   Regarding the issuance of 2,012,577 shares of common stock as penalty shares during 2008, please tell us and revise future filings to disclose how you valued those shares. In addition, please tell us how you valued the stock issued for administrative claims and penalty shares issued on new money contribution during 2006. The basis for valuing shares should also be included in the footnotes to your financial statements. Revise in future filings.

Melvin Gagerman
Aura Systems, Inc.
February 23, 2009
Page 7

17.   As a related matter, tell us whether you have any other outstanding registration rights agreements with penalties. If so, tell us how you have considered FSB EITF 00-19-2. Revise future filings to include any applicable required disclosures.

Employee Stock Options, page F-16

18.   We note you granted 1,491,500 stock options during the year ended February 29, 2008. Please revise future filings to disclose the specific assumptions and estimates used in calculating the fair value of these options.

19.   We do not see where you have provided all of the footnote disclosures required for stock options. Please refer to paragraphs 64 and A240-242 of SFAS 123-R and paragraph 4 of FSP FAS 123R-6. Revise in future filings.

Warrants, page F-17

20.   We see that you issued warrants for consulting services during 2008 with a fair value of $82,974. Please tell us how these warrants are presented on the consolidated statement of stockholder's equity.

21.   Please revise future filings to disclose how you calculated the fair value of all warrant issuances during 2006 and 2007.

Note 10 – Going Concern, page F-17

22.   Please tell us and revise future filings to disclose specifically what management's plans are to increase the business operations and debt financing.

Note 15 – Subsequent Events, page F-21

23.   We note that you offered to modify certain warrants subsequent to year-end. Please tell us how you accounted for the modification in accordance with SFAS 123R.

Exhibits 31.1 and 31.2

24.   We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting.   Please file an amendment to the Form 10-K that includes the appropriate language. Please note that you should also comply with any applicable futures comments in the amendment.

25.   We note that the identification of the certifying individuals at the beginning of the
        certifications required by Exchange Act Rule 13a-14(a) also includes the title of
        the certifying individual. In future filings, including any amendment, the
        identification of the certifying individual at the beginning of each certification
        should be revised so as not to include such individual's title.

Note 6. Notes Payable and Other Liabilities, page 13

26.   We see that notes and accrued interest were converted into common stock and
        that you recorded a beneficial conversion feature discount as an interest expense.
        Please tell us the basis for your accounting in U.S. GAAP. Generally, a beneficial
        conversion feature is recorded when convertible debt is issued in which the fair
        value of the common stock into which the debt can be converted exceed the
        proceeds. When equity securities are issued in satisfaction of debt, a gain or loss
        should be recognized based on the fair value of the equity securities issued and
        the amount of debt extinguished. Please advise.

Note 8. Capital, page 13

27.   We see that you issued 400,000 shares of common stock for the acquisition of
        $400,000 of inventory and supplies of Emerald Commercial Leasing. Please tell
        us and revise future filings to provide footnote disclosure of your accounting for
        the acquisition. Your discussion should address the following:

        ·   Discuss how you financed the acquisition of the transport refrigeration assets
              of Emerald, including any cash payments and/or common stock issued to
              Emerald. Specify how you valued the stock issued in the transaction.

        ·   Describe all of the assets purchased and how the purchase price was allocated
              among the assets identified.

        ·   You state that the agreement calls for payment for the acquired inventory as it
              is sold. Tell us how you have recorded the inventory on your financial
              statements. Please also discuss why you are acquiring the inventory, the value
              you are assigning to it and the basis for valuation.

        ·   We see that you also were assigned rights to drawings, designs, sketches,
              layouts integration know-how, parts lists, and vendor lists for all electric
              refrigeration systems. Please tell us how you assigned a value to these assets.

        ·   It appears that you hired former employees of Emerald and you intend to
              continue the Emerald business as you state "Aura can now offer and end-to-
              end solution to its customers in the refrigeration truck industry." Tell us your
              consideration of SFAS 141 and whether this is a business combination or an

> acquisition of assets. Please state out the specific and relevant factors from SFAS 141 and EITF Issue No. 98-3 in supporting your determination.

Employee Stock Options, page 14

28.   We see that you issued 450,000 options during the nine months ended November 30, 2008. We note the disclosure of the valuation for 150,000 of the option issuances. Please revise future filings to also disclose how you valued the additional 300,000 options issued in the period.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 18

29.   Revise your MD&A discussions in future filings to properly discuss the changes in your income statement line items for all the periods presented. For your changes in revenues, discuss the factors, including units sold, unit prices and product offerings, and how they affected the change in the balances. Similarly, expand your discussion of your cost of goods sold and other expense line items to specify the significant factors and amounts contributing to the change. For example, your discussion should why the product mix resulted in a decrease in cost of sales even though revenue increased.

30.   You state that net loss for the third quarter included charge for scrapping of obsolete inventory. Tell us how much of inventory was scrapped and where this amount is reflected in your financial statements. Future filings should also include disclosure about your accounting for scrapped inventory.

Item 4T. Controls and Procedures, page 21

31.   We note your statement that management has concluded that your disclosure controls and procedures were "effective in view of [your] delinquent filings." Given the delinquent filings, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and

procedures are not effective. You should not, however, state that your disclosure controls and procedures are effective except to the extent they are not effective.

Exhibits 31.1 and 31.2

32.   We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting. Please file an abbreviated amendment to the Form 10-Q that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please note that you should also comply with any applicable futures comments in the abbreviated amendment. Please also apply this comment to your May 31, 2008 and August 31, 2008 Forms 10-Q.

33.   We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, including any amendment, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual's title.

34.   In future filings, including any amendment, the certifications required by Item 601(b)(31) of Regulation S-K should be included as an exhibit to your filing rather than within the 10-Q document.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response and amendment that keys your responses to our comments and provides any requested information. You may wish to provide us with marked copies of your amendment for our review. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3664 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Kristin Lochhead
Reviewing Accountant